WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

September 27, 2010

Tonya Bryan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:         Yaboo, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-164999

Dear Ms. Bryan:

We have filed on EDGAR the above Amendment No. 2 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1.	Reasons for closure and effects stated in Summary, Business and MDA
2.	Holding period was not tacked but started again from date of gift as disclosed in the registration statement
3.	Footnote eliminated
4.	Legend added, although Company will not use prior to effective date
5.	Generating revenue only through restaurant operations disclosed
6.	Organization chart added
7.	Jargon eliminated, revised and explained
8.	Loss, burn rate and future financing disclosure added
9.	Footnote revised
10.	Risk factors revised throughout to reflect only one restaurant
11.	Note E revised to eliminate as local government has advised management that this is not a requirement to maintain restaurant license. Thus no risk added.
12.	Revised to state “will” and estimated costs added
13.	Explanation of effects added
14.	Potential underwriter status disclosed
15.	Management is not selling. Disclosure added.
16.	Disclosure moved to separate section
17.	Table completely revised
18.	401(e) information added
19.	59 is correct and has been revised
20.	Disclosure concerning reasons for loss added here and elsewhere in prospectus
21.	Disclosure concerning this company eliminated throughout prospectus
22.	Disclosure revised in MDA to address issues raised in this comment
23.	Disclosure revised in MDA to address issues raised in this comment
24.	Information concerning employees added
25.	Disclosure revised in MDA to address issues raised in this comment
26.	Disclosure concerning not generating revenues eliminated here and throughout prospectus
27.	English translation of lease filed as exhibit 10.1
28	Language eliminated
29	Director Independence section added
30	Disclosure concerning two other members of management added
31	See below
32	See below
33	See below
34	See below
35	See below
36	See below
37	See below
38	See below
39	See below

40	Disclosure revised
41	Financial statements revised
42	Revised opinion filed

Financial Statements

Statement of Loss, page 43

31.          The line item “Loss Tax Expense” was removed.

Note B: Significant Accounting Policies, page 47

32.          The references to US GAAP were used in the context of the FASB’s Accounting Standards Codification (ASC).  Revised all related such references throughout the filing.

Development Stage Company, page 47

33.          The Company is considered to be in the development stage as defined in ASC 915.  The Company has devoted substantially all of its efforts to the corporate formation, China’s business registration and acquisition, restaurant license approval, the raising of capital and attempting to generate additional sales revenue in order to create reasonable, sustainable margins and achieve acceptable return on investment from the restaurant.

Revenues, page 48

34.          The Company records the food and beverage sales upon the foods and beverage are delivered and consumed by customers.  The restaurant was opened on October 22, 2009, most of retail customers paid the cash after their eating; and a few local government organizations did sign the sales receipts and the restaurant would send the local government departments bills for payments.  It is very common practice particularly the Qilin Bay Restaurant is special licensed by local government.  The payment terms are within 90 days.  As of December 31, 2009, there was total sales revenue of $117,547.00, including accounts receivable from local governments.

The “net” allowance item was removed.  No bad debt incurred so far.

Inventory, page 48

35.  The inventory was valued at cost of purchase from local suppliers.  The inventory balance as of December 31, 2009 was $18,142.  The ending inventory consists of liquors $9072, cigarettes $1,850, meats $2,721, vegetables $905, live fishes $1, 812, and eggs, rice, flours $1,782.

Property, Plant, and Equipment Depreciation, page 49

36. During September and October 2009, the Company incurred the remodeling and improvement for re-opening the restaurant business, the improvement was recorded as fixed asset to depreciate over 15 years with straight line method at mid month convention.  The net improvement balance was $219,253, i.e., total remodeling cost of $222,341 minus depreciation $3088.

The total remodeling and improvement cost consists of following:

2009 Remodeling and  Improvement

	Materials	Labor	Total
Square & Parking Lot	$37,988	$56,982	$94,971
Gate & Sign	$18,641	$27,962	$46,603
Bar Table	$3,362	$5,043	$8,404
Entertainment Stage	$6,275	$9,412	$15,687
21 Private Dining Rooms	$12,066	$18,099	$30,165
Dormitory	$5,203	$7,804	$13,007
Sales Station	$4,517	$6,776	$11,293
Windows	$885	$1,327	$2,212

Total Cost	$88,936	$133,405	$222,341

37.           Assessing and accounting for asset impairment:

An asset is impaired if the carrying amount exceeds its recoverable amount. Signs of impairment may be internal or external factors that would indicate that potentially the recoverable amount of an asset is less than its carrying value.

Leading to an impairment for Company’s assets may be a damage to particular assets/areas due to circumstances beyond Company’s control.

The Company is required to identify assets that may be impaired if an indication on impairment exists.

The Company would take steps to make sure that the assets impairment is adequately assessed and accounted for:

•	Maintenance of fixed assets register to ensure existence of adequate custody over fixed assets.
•	Physical verification of all Company owned assets to ensure location of fixed assets owned by the Company is known at all times.
•	The continuous reconciliation of fixed asset accounts to the Asset Management to ensure the University’s accounts reflect the detailed fixed asset register.
•	Authorization of all asset related transactions, such as acquisition, transfer, disposal and amendments.
•	Segregation of duties.

During the year 2009, the Company did not find any indication of the assets damages or impairment, therefore there was no impairment loss assessed.

Operating Expenses, page 49

38.           Advertising and promotion expense:

The advertising and promotion expense consists of newspaper, TV advertising, and direct mails.  The Company would have a budget for advertising and promotion expense as 3-5% of sales.  Due to the grand opening of the restaurant, the initial advertising expense was higher than the expected budget.

Note E. Acquisition of Qilin Bay, page 56

39.           In September 22, 2009,  Yaboo Agriculture (Taizhou) Co., signed an agreement with Taizhou Sunny Agricultural Development Co., Ltd to initiate the transferring the ownership of Qilin Bay.  Yaboo Agriculture (Taizhou) Co., Ltd agreed to pay cash of $146,455 to Taizhou Sunny Agricultural Development Co., Ltd., for the 100% ownership of Qilin Bay.

Based on the appraised value of Qilin Bay, at Qilin Bay’s books, Qilin Bay was inactive and there was an only asset, $146,455 balance at bank account as required by local Chinese regulations to keep the restaurant license.  The fair value of Qilin Bay was appraised as $146,455, which is equal to the amount at bank account.  Accordingly, Yaboo Agriculture (Taizhou) Co., Ltd. paid cash of $146,455 to the owner of the Qilin Bay, Taizhou Sunny Agricultural Development Co., Ltd., for the 100% ownership of bank account of $146,455 Qilin Bay, in fact acquired the restaurant business license through this acquisition.  There was no goodwill or no comprehensive other income recognized at this acquisition.

According to ASC 805, the transaction has been accounted for using the acquisition method of accounting which requires, that most assets acquired and liabilities assumed be recognized at the fair values as of acquisition date.  The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date.

As of September 22, 2009:	Amounts recognized as of Acquisition Date

Agriculture Bank Account Balance	$146,455
Property, plant and equipment	0.00
Other noncurrent assets	0.00
Long-term debt	0.00
Other noncurrent liabilities	0.00
Total identifiable net assets	0.00
Net assets acquired	$146,455

Total consideration (cash) transferred	$146,455

After acquisition of the Qilin Bay Restaurant, the restaurant was remodeled and started to operate after October 2009.